Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting of Shareholders (the “Meeting”) of Neptune Technologies & Bioressources Inc. (the “Corporation”) will be held at the Hilton Garden Inn Montreal Centre-Ville (Room Charles de Bleury), Montréal, Québec H3A 0B1 on June 21, 2012 at 1:00 p.m., for the following purposes:

1.	To receive the financial statements of the Corporation for the financial year ended February 29, 2012 and the auditors' report thereon;

2.	To elect the directors of the Corporation for the ensuing year;

3.	To appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration;

4.
To consider and, if deemed appropriate, to adopt an ordinary resolution (the text of which is reproduced in the accompanying management proxy circular (“Circular”) and described in section “Particulars of Matters to be Acted Upon” under item 1 “Amendment of the Stock Option Plan”) approving the amendments to the Corporation’s  stock option plan, as approved by the Board of Directors on May 9, 2012;

5.
To consider and, if deemed appropriate, to adopt an ordinary resolution (the text of which is reproduced in the Circular and described in section “Particulars of Matters to be Acted Upon” under item 2 “NeuroBioPharm Consideration”) approving the transfer of (i) 150,000 Series 2011-2 NeuroBioPharm warrants by the Corporation, as at September 16, 2011, in favor of Mr. Michel Chartrand, a member of the Board of Directors of the Corporation and its subsidiaries; and (ii) 500,000 Series 2011-2 NeuroBioPharm warrants  by the Corporation, as at December 1, 2011, to Dr. Harlan W. Waksal, an executive of a subsidiary of the Corporation; and (iii) 730,000 Series 2011-2 NeuroBioPharm warrants  by the Corporation as of April 11, 2012, of which 255,000 are transferred in favor of some employees and 475,000 in favor of some of the executive officers and the members of the Board of Directors of the Corporation and its subsidiaries;

6.
To consider and, if deemed appropriate, to adopt a resolution by the disinterested shareholders of the Corporation (the text of which is reproduced in the Circular and described in section “Particulars of Matters to be Acted Upon” under item 3 “NeuroBioPharm Stock Option Plan) approving NeuroBioPharm Inc.’s stock option plan, as approved by the board of directors of NeuroBioPharm Inc. on May 25, 2011; and

7.
To consider and, if deemed appropriate, to adopt an ordinary resolution (the text of which is reproduced in the Circular and described in section “Particulars of Matters to be Acted Upon” under item 4 “First Individual Stock Option Grants”) approving the grant of 250,000 options to Mr. John Elway as partial consideration for the personal services agreement entered into between Mr. John Elway and the Corporation;

8.
To consider and, if deemed appropriate, to adopt a resolution by the disinterested shareholders of the Corporation (the text of which is reproduced in the Circular and described in section “Particulars of Matters to be Acted Upon” under item 5 “Second Individual Stock Option Grants” approving the grant of (i) 275,000 options to Mr. Henri Harland for services provided to the Corporation, (ii) 150,000 options to Mr. André Godin for services provided to the Corporation, and (iii) 175,000 options to Mr. Michel Chartrand for services provided to the Corporation; and

9.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

SIGNED IN LAVAL, QUÉBEC, AS OF MAY 18, 2012
BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald Denis
Dr. Ronald Denis
Chairman of the Board of Directors

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. The directors have established May 18, 2012 as the record date for the purpose of determining the Corporation’s shareholders which are entitled to receive notice of and to vote at the Meeting. Should you be unable to attend the Meeting in person, please complete, date and signthe enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting. Your shares will be voted in accordance with your instructions as indicated on the form of proxy, or failing instructions, in the manner set forth in the accompanying Management Proxy Circular.